GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

04030441

17 May 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC SUPPL

Dear Sirs,

GKN plc - increase in shareholding in Shanghai based automotive joint venture

For your information I enclose a copy of the above announcement.

Yours faithfully,

pp

David Pavey
Assistant Company Secretary

Enc.

dw 5/27

GKN completes increase in shareholding in Shanghai-based automotive joint venture

GKN Driveline announces that it has completed the acquisition of a further 10% in Shanghai GKN Drive Shaft Company Limited ('SDS'), its Shanghai-based driveline joint venture, from Deutsche Investitions – Und Entwicklungsgesellschaft mbH ('DEG') for a cash consideration of US$14 million (£8 million). This brings GKN's shareholding in SDS to 50% and DEG no longer has any interest in SDS.

For further information:
GKN Corporate Communications
+ 44 (0)207 463 2327

17 May 2004